



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier December 28, 2009

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quaterly report as of September 30, 2009, referring to the period from January 1, 2009 to September 30, 2009, as approved by the Board of Directors Meeting held on November 11, 2009, translated into English;

2.) A press releases in Italian and English announcing the approval by the Board of Directors of the consolidated results for the third quarter of 2009; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

Nine month report for the period ending 30 September 2009


GRUPPO
CAMPARI

NINE MONTH REPORT FOR THE PERIOD ENDING

30 SEPTEMBER 2009



CONTENTS

HIGHLIGHTS

FIRST NINE MONTHS 2009

	30 September 2009 € million	30 September 2008 € million	% change	% change at constant exchange rates
Net sales	**696.5**	**649.6**	7.2	5.8
Contribution margin	278.8	237.5	17.4	14.6
EBITDA before one-offs	177.8	147.0	21.0	17.4
EBITDA	**175.8**	**147.9**	**18.9**	**15.2**
EBIT before one-offs	159.4	132.6	20.3	16.3
EBIT	157.5	133.5	17.9	13.8
EBIT margin (EBIT/net sales)	**22.6%**	**20.6%**		
Group profit before tax	133.7	**116.5**	**14.8**	**11.0**

	30 September 2009 € milioni	31 December 2008 € milioni
Net debt	**647,5**	**326,2**

THIRD QUARTER 2009

	Third quarter 2009 € million	Third quarter 2008 € million	% change	% change at constant exchange rates
Net sales	**254.7**	**218.4**	**16.6**	**16.1**
Contribution margin	101.9	75.2	35.4	33.9
EBITDA before one-offs	68.7	46.6	47.4	43.0
EBITDA	**68.3**	**45.9**	**48.8**	**44.0**
EBIT before one-offs	61.0	41.8	46.1	41.1
EBIT	60.7	**41.1**	47.7	42.2
EBIT margin (EBIT/net sales)	**23.8%**	**18.8%**		
Group profit before tax	50.7	32,9	54.0	48.5

Corporate officers

BOARD OF DIRECTORS[1]

Luca Garavoglia
Chairman

Robert Kunze-Concewitz
Managing Director and Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Stefano Saccardi
Managing Director
and Officer Legal Affairs and Business Development

Eugenio Barcellona
Director
and member of the Remuneration and Appointments Committee

Enrico Corradi
Director, member of the Audit Committee
and member of the Remuneration and Appointments Committee

Cesare Ferrero
Director and member of the Audit Committee

Marco P. Perelli-Cippo
Director and member of the Audit Committee

Renato Ruggiero
Director
and member of the Remuneration and Appointments Committee

BOARD OF STATUTORY AUDITORS[2]

Antonio Ortolani
Chairman

Alberto Lazzarini
Statutory Auditor

Giuseppe Pajardi
Statutory Auditor

Alberto Giarrizzo Garofalo
Deputy Auditor

GianPaolo Porcu
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS[3]

Reconta Ernst & Young S.p.A.

1) The nine-member Board of Directors was appointed by the ordinary shareholders' meeting of 24 April 2007 and will serve for the three-year period 2007-2009.
Luca Garavoglia was confirmed as Chairman of the Board of Directors and granted powers in accordance with the law and the Company's articles of association.
The shareholders' meeting of 29 April 2008 ratified the appointment of Robert Kunze-Concewitz as Director on 8 May 2007.
At the same meeting on 8 May 2007, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within the value or time limits deemed to fall outside ordinary activities.
On 14 May 2008 the Board of Directors confirmed Robert Kunze-Concewitz in the post of Managing Director with the same powers as those granted on 23 July 2007 and those granted to Paolo Marchesini and Stefano Saccardi.

2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

3) Appointed by the shareholders' meeting of 24 April 2007, which confirmed that Reconta Ernst & Young S.p.A. would audit the 2007, 2008 and 2009 accounts.

SIGNIFICANT EVENTS IN THE PERIOD

Acquisition of Odessa

On 13 March 2009, the Campari Group completed the acquisition of 99.25% of the share capital of the Ukrainian company CJSC Odessa Plant of Sparkling Wines.

The price, paid in cash, was US$ 18.1 million (€ 14.3 million at the exchange rate on the day of closing), equivalent to a multiple of 7 times the estimated EBITDA for the first 12 months.

The remaining 0.75% of the share capital continues to be held by a number of shareholders who are independent of the sellers of the majority stake.

Including additional charges (€ 0.7 million) and net of the cash acquired (€ 0.5 million), the value of the acquisition was therefore € 14.5 million.

Campari shares listed on FTSE MIB index

The Campari stock joined the FTSE MIB index (which replaced the S&P/MIB from 1 June 2009) with effect from market close on 20 March 2009; it began trading on the index on 23 March 2009.

The FTSE/MIB index measures the performance of 40 Italian equities selected from the shares traded on the Borsa Italiana main equity market.

The inclusion of the Campari stock follows the revision of the index constituents by the index provider, based on the criteria of sector representation, floating capital and volumes traded.

Acquisition of 50% of MCS

On 10 April 2009 the Campari Group formalised the acquisition, from the Marnier Lapostolle group, of 50% of MCS S.c.a.r.l, a joint venture operating in Belgium and Luxembourg, which booked net sales of € 15.9 million in the last financial year.

As a wholly-owned subsidiary, the company will be consolidated from the acquisition date on a line-by-line basis.

Ordinary shareholders' meeting of the Parent Company

On 30 April 2009 the shareholders' meeting of Davide Campari-Milano S.p.A. approved the accounts for the year ending 31 December 2008 and agreed the payment of a dividend of € 0.11 per share (excluding own shares), unchanged from last year.

The meeting also voted to authorise the Board of Directors to purchase and/or sell own shares, mainly for the purpose of stock option plans.

Acquisition of Wild Turkey and related source of funding (term and revolving loan facility)

On 29 May 2009 the Campari Group finalised the acquisition of Wild Turkey from the Pernod Ricard group, thereby strengthening its position among the leaders on the US premium spirits market and on some important international markets.

The final price paid to the seller was US$ 578.6 million, after the contractual price adjustments made before

and after the conclusion of the deal, of +US$ 6.4 million and -US$ 2.8 million, respectively.

The price corresponds to 9.8 times the contribution margin (i.e. gross profit after advertising and promotional expenses) registered by the seller in the last year and 12 times the EBITDA expected by the Campari Group for the first 12 months after completion of the transaction.

The acquisition includes the Wild Turkey and American Honey brands, the Wild Turkey distillery in Kentucky, US, and stocks of liquid in the ageing process and finished products.

Wild Turkey is a global brand, with annual sales in excess of 800,000 nine-litre cases in more than 60 markets, and is one of the leading premium brands of Kentucky bourbon worldwide.

The US is the most important market, generating around half the brand's sales, followed by Australia and then Japan.

The acquisition, worth a total of € 417.5 million at the exchange rate on the day of closing and including additional costs, was financed through a term and revolving loan facility, lasting between two and three years, extended to the buyer by a group of leading banks (Bank of America, BNP Paribas, Calyon and Intesa San Paolo).

Private Placement of senior unsecured notes on the US market

On 18 June 2009 the Campari Group completed a private placement with US institutional investors (US private placement) of senior unsecured notes worth US$ 250 million.

Bank of America Merrill Lynch (lead bookrunner) and Calyon Securities (US) acted as placement agents.

The transaction is structured over three tranches, of US$ 40 million, US$ 100 million and US$ 110 million respectively, with bullet maturities in 2014, 2016 and 2019 (i.e. at five, seven and ten years).

The fixed coupons for the tranches are respectively 6.83%, 7.50% and 7.99%.

The notes were issued by Redfire, Inc., based in Delaware (US), a wholly-owned subsidiary of the parent company Davide Campari-Milano S.p.A.

The cash generated by the issue was used to pay back part of the term and revolving loan facility, significantly lengthening maturities at more favourable interest rates.

Purchase of own shares

In the first nine months of the year, 469,000 own shares were acquired at an average price of € 5.14 per share; of these, 115,552 were sold (through the exercising of stock options) at an average price of € 3.98 per share.

At 30 September 2009, the Parent Company held 2,294,195 own shares, equivalent to 0.79% of the share capital.

SALES PERFORMANCE IN THE FIRST NINE MONTHS OF 2009

Overall performance

In the first nine months of 2009, the Group achieved sales totalling € 696.5 million; overall, sales were up 7.2% on the same period of the previous year.

This positive trend is due in large part to external growth (+7%), which is primarily attributable to sales from the brands acquired through the purchase of Wild Turkey and, to a lesser extent, to positive exchange rate effects (+1.5%).

On a same-structure basis and at constant exchange rates, sales actually posted a slight organic decline of 1.3% in the first nine months of the year.

This result should however be seen in a positive light bearing in mind that:

- despite showing signs of easing, the general destocking trend among distributors, which has hit the sales of all the key players in the sector hard, continued in the third quarter;
- Campari Group sales, unlike those of many of the Group's competitors, bucked the trend of a 3.0% organic decline in the first half of the year to post growth, although still organic, of 2.1% in the third quarter.

The table below sets out the change in sales for the first nine months of 2009.

	€ million	% compared to first nine months of 2008
- net sales 1 January - 30 September 2009	696.5	
- net sales 1 January - 30 September 2008	649.6	
total change	**46.9**	**7.2%**
of which:		
organic growth	-8.2	-1.3%
external growth	45.6	7.0%
exchange rate effect	9.5	1.5%
total change	**46.9**	**7.2%**

The overall drop in organic growth of 1.3% is a result of widely divergent sales performance among the benchmark countries.

Although performance was good when taken as a whole, certain areas such as Brazil and Eastern Europe fell significantly behind, meaning that a number of brands particularly exposed to those markets posted sales figures that were less satisfactory than those posted by other brands in the portfolio.

Among the main brands, Aperol performed exceptionally well in the first nine months of the year, thanks to strong double-digit growth in Italy and the excellent results recorded in Germany and Austria.

SKYY Vodka also did well in the United States.

Sales of Campari Soda and Crodino remained broadly stable, although following slightly different trends, whereas the period in question saw a drop in sales for Campari, the Brazilian brands and Cinzano vermouth and sparkling wines, which were overexposed to contracting markets (Brazil and Eastern Europe, as mentioned above).

External growth totalled € 45.6 million in the first nine months of the year, and amounted to 7.0% of sales registered in the first nine months of 2008.

The majority of this growth, at 4.8%, is due to the acquisition of Wild Turkey, which posted sales worth € 31.0 million, even though this relates to a period of just four months (the deal was closed on 29 May 2009).

Other Group brands that contributed to external growth in the period were Espolon tequila in Mexico and, from 15 March 2009, Odessa sparkling wines in Ukraine, while the distribution of third-party brands led to net external growth of € 9.8 million in terms of sales, largely thanks to new distribution agreements in Germany (Licor 43) and in Brazil (Cointreau).

Sales - first nine months of 2009: breakdown of external growth	€ million
Wild Turkey	31.0
Odessa sparkling wine	3.4
Espolon tequila	1.4
Sub-total - Group brands	**35.8**
Termination of distribution of Glenfiddich and Grant's in Italy	-1.3
Third-party brands distributed in Argentina, Belgium, Germany (Licor 43) and Brazil (Cointreau)	11.1
Sub-total - third-party brands	**9.8**
Total external growth	**45.6**

Exchange rates had a positive effect on sales of 1.5% overall in the first nine months of 2009, mainly due to the strengthening of the US dollar against the euro: the average euro/US dollar exchange rate during the period was 1.365, as the US dollar rose 11.5% compared to the first nine months of 2008.

In contrast, over the same period the Brazilian real and UK sterling weakened against the euro, by 9.7% and 11.8% respectively.

Note, however, that since the second quarter of the year, the euro/US dollar exchange rate has once again changed course and, on 30 September 2009, the US dollar had lost 5.0% of its value against the euro compared to 31 December 2008.

The table below shows the average exchange rates in the first nine months of the year for the currencies of greatest importance for the Group.

Average exchange rates for 1 January - 30 September	2009	2008	% change
US$ x € 1	1.365	1.522	
€ x US$ 1	0.733	0.657	11.5%
BRC x € 1	2.837	2.562	
€ x BRC 1	0.352	0.390	-9.7%
CHF x € 1	1.510	1.608	
€ x CHF 1	0.662	0.622	6.5%
GBP x € 1	0.886	0.782	
€ x GBP 1	1.128	1.279	-11.8%
CNY x € 1	9.326	10.630	
€ x CNY 1	0.107	0.094	14.0%
ARS x € 1	5.056	4.727	
€ x ARS 1	0.198	0.212	-6.5%
MXN x € 1	18.611	15.999	
€ x MXN 1	0.054	0.063	-14,0%

Sales by region

A breakdown of the sales figures by region reveals that, for the first time in the Group's history, Italy accounts for less than 40% of total Group sales.

The acquisition of Wild Turkey, whose business is primarily concentrated in the United States and the Asia Pacific region, has allowed the Group to make a significant step forward in its attempt to achieve regional diversification, one of the key pillars of the Group's external growth strategy.

Given the total sales growth of 7.2% in the first nine months of the year, all regions performed well, although to widely differing degrees.

Excluding the positive effect of exchange rate fluctuations and in particular external growth (as shown in the second of the two tables below), the total organic decline of 1.3% can be broken down by market, revealing that only the Americas region posted a drop, while Italy, Europe and Rest of the world and duty free registered organic growth of between 1% and 2% over the nine months.

	1 January - 30 September 2009		1 January - 30 September 2008		% change
	€ million	%	€ million	%	2009 / 2008
Italy	273.4	39.3%	271.3	41.8%	0.8%
Europe	157.9	22.7%	148.7	22.9%	6.2%
Americas	215.3	30.9%	196.8	30.3%	9.4%
Rest of the world and duty free	49.9	7.2%	32.8	5.1%	52.1%
Total	**696.5**	**100.0%**	**649.6**	**100.0%**	**7.2%**

Breakdown of % change		% change		exchange rate
	total	organic growth	external growth	effect
Italy	0.8%	1.3%	-0.5%	0.0%
Europe	6.2%	1.7%	4.6%	-0.1%
Americas	9.4%	-7.4%	12.4%	4.4%
Rest of the world and duty free	52.1%	1.6%	47.5%	3.0%
Total	**7.2%**	**-1.3%**	**7.0%**	**1.5%**

Italy registered an overall increase of 0.8% in the period in question and, stripping out the negative external growth effect (caused by the termination of distribution of Glenfiddich and Grant's), showed organic growth of 1.3%.

This sales performance can be seen as a positive result in light of the economic situation in Italy, which is one of the worst among western countries, and the drop in the consumption of spirits and wines.

Against this backdrop, the positive performance of the Aperol, Campari and Campari Soda brands has enabled the Group to significantly improve its market share.

In **Europe**, overall growth was 6.2%, comprising 1.7% organic growth and 4.6% external growth (mainly due to sales of Odessa sparkling wines in Ukraine and third-party brand Licor 43 in Germany).

As far as organic sales growth in Europe is concerned, two diverging trends can be clearly identified.

On one hand, almost all of the main Western European markets (in particular Germany, but also Austria and Switzerland) continued to register a positive sales performance; on the other, Russia and the whole of Eastern Europe, where economies do not yet seem to have recovered from the severe credit crunch, saw a continuation of the destocking trend in the first nine months of the year, resulting in a sharp slowdown in orders from distributors.

The **Americas** region, which overall represents 30.9% of sales, registered growth of 9.4%, as it benefitted from both strong external growth (12.4%) and a positive exchange rate effect (4.4%); stripping out these factors, however, revealed an organic decline of 7.4%.

The two tables below set out the results for the region in greater detail, broken down to show sales performance in the two main markets, the US and Brazil.

	1 January - 30 September 2009		1 January - 30 September 2008		% change
	€ million	%	€ million	%	2009 / 2008
US	152.4	70.8%	131.4	66.8%	16.0%
Brazil	40.2	18.7%	53.3	27.1%	-24.5%
Other countries	22.7	10.5%	12.1	6.1%	87.3%
Total	**215.3**	**100.0%**	**196.8**	**100.0%**	**9.4%**

Breakdown of % change	% change			
	total	organic growth	external growth	exchange rate effect
US	16.0%	-6.8%	12.3%	10.5%
Brazil	-24.5%	-18.0%	1.4%	-7.9%
Other countries	87.3%	33.1%	61.8%	-7.6%
Total	**9.4%**	**-7.4%**	**12.4%**	**4.4%**

In the **US**, sales in the first nine months of 2009 grew by 16.0%, thanks to both the continuing contribution from the acquisition of Wild Turkey, which generated external growth of 12.3% in just four months, and the strengthening of the US dollar, which had a positive effect of 10.5%.

As regards organic growth, there was an overall decline in sales for the period (down 6.8%), as sales were hard hit by wholesalers' destocking.

Nevertheless, for brands experiencing strong growth like SKYY Vodka and X-Rated Fusion Liqueur, the upward trend in consumption offset the impact of destocking by distributors.

In **Brazil**, the decline in sales of 24.5% was caused by a substantial drop in organic growth (18.0%), on top of which there was also the unfavourable impact of the devaluation of the Brazilian real (7.9%); external growth made a slight positive contribution (1.4%) as a result of the launch of local production and distribution of Cointreau.

With regard to the organic decline mentioned above, it should be emphasised that, despite the positive trend in consumption seen for the main brands, a number of specific factors have caused Group sales to fall short of the results achieved last year.

Firstly, the figures for the first nine months are well below those for the third quarter of 2008, when sales were exceptionally high as a result of the announced increase in excise duties, which was expected on 1 October 2008 (it ultimately took place on 1 January 2009).

Secondly, although the credit crunch affected all economies around the world, Brazil was particularly hard hit and this had a significant impact on the stocking decisions of wholesalers in traditional sales channels, which account for almost the entire market.

Thirdly, the change in the commercial policy pursued by the Group with the aim of reducing its dependence on individual customers and expanding its customer base has resulted in further destocking by distributors due to the past disintermediation of customers representing a significant proportion of the business.

Sales for **other countries** in the **Americas** region were up 87.3%, benefitting from the Group's increased direct presence in the two important markets of Argentina and Mexico following the acquisition of Sabia S.A. and Destiladora San Nicolas S.A. de C.V.

Approximately two-thirds of the overall increase in sales can be attributed to external growth (Espolon tequila in Mexico and the new third-party brands distributed in Argentina), while the remaining third is due to organic growth.

In the **rest of the world and duty free segment**, sales grew by 52.1%. Most of this increase (47.5%) was thanks to the sales of Wild Turkey in Australia, Japan and in the duty free channel; when external growth is excluded, the segment registered organic growth of 1.6%.

Sales by business area

In the first nine months of 2009, the only business area to produce a positive result was spirits (12.9%), while wines, soft drinks and other sales ended the period down.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	1 January - 30 September 2009		1 January - 30 September 2008		% change
	€ million	%	€ million	%	2009 / 2008
Spirits	510.1	73.2%	452.0	69.6%	12.9%
Wines	95.9	13.8%	99.9	15.4%	-4.0%
Soft drinks	80.6	11.6%	84.9	13.1%	-5.1%
Other sales	9.9	1.4%	12.9	2.0%	-23.2%
Total	**696.5**	**100.0%**	**649.6**	**100.0%**	**7.2%**

Breakdown of % change		% change		exchange rate
	total	organic growth	external growth	effect
Spirits	12.9%	1.6%	9.1%	2.2%
Wines	-4.0%	-8.6%	4.6%	0.0%
Soft drinks	-5.1%	-5.1%	0.0%	0.0%
Other sales	-23.2%	-20.7%	0.0%	-2.5%
Total	**7.2%**	**-1.3%**	**7.0%**	**1.5%**

Spirits

In the period from January to September 2009, sales of spirits totalled € 510.1 million and accounted for 73.2% of total Group sales (versus 69.6% in the corresponding period of 2008).

The recent important acquisition of Wild Turkey has obviously reinforced the already high concentration of the Group's business in the core spirits segment.

Total sales in the segment grew by 12.9%, of which a significant 9.1% is a result of external growth generated by Wild Turkey, Espolon and the distribution of new agency brands.

Exchange rate movements had a net positive impact of 2.2%, while organic sales growth accounted for 1.6%.

As for the Group's main brands, sales of **Campari** were down 7.0% at constant exchange rates (-7.2% at actual exchange rates) in the first nine months of 2009.

This decrease in sales can be attributed entirely to the Brazilian market, and in particular the high levels of destocking and the drop in orders mentioned above.

The Nielsen data on sales in Brazil in the past 12 months also revealed that sell-out figures for the brand remained completely flat when compared to the same period for the year before, despite the considerable increase in excise duties.

In the brand's other two key markets, Italy and Germany, sales in the first nine months of the year showed steady growth.

The **SKYY** brand, which includes the SKYY Infusion range, closed the first nine months up 6.4% at constant exchange rates (16.9% at actual exchange rates due to the strengthening of the US dollar).

In the US market, which still accounts for more than 85% of the brand's sales, SKYY recorded organic growth of 4.7%.

Although this result is positive overall, the destocking by distributors means that the figure does not fully reflect the real trend in consumption.

Sales outside the US performed very well, with overall growth into double figures partly as a result of the good progress made by the brand in the Brazilian market, where the production of SKYY Vodka for the local market started at the end of 2008.

At the end of September, sales of **Aperol** were up 38.7%.

The brand's performance in the first nine months of 2009 has been excellent, based once again on strong, double-digit growth in the Italian market, but also on remarkable upswing in Germany, Austria and Switzerland, markets in which the brand is reaching considerable volumes with the assistance of a highly effective marketing campaign.

Sales of **Campari Soda**, which are almost entirely concentrated on the Italian market, rose by 1.7% (1.8% at actual exchange rates) in the first nine months of the year.

Sales of **Brazilian brands** recorded a 15.8% decline at constant exchange rates and a 23.9% decline at actual exchange rates following the fall in value of the Brazilian real.

The drop in sales was primarily due to Old Eight and Drury's, whereas sales of Dreher were broadly in line with those of the previous year.

Note that, in addition to the above-mentioned phenomenon of heavy destocking by distributors, whisky was particularly hard hit by the increase in excise duties, as these products are generally higher in price (in Brazil, excise duties are set according to the price of the product to the consumer and not on the basis of alcohol content, as is the case in many countries).

Against this backdrop, the two Group brands succeeded in slightly increasing their market share.

Sales of **Glen Grant** were up slightly (1.5% at constant exchange rates, 1.4% at actual exchange rates) thanks to a strong performance in France and Germany and despite the decrease recorded in the important Italian market, where Scotch whisky sales continue to fall and Glen Grant marginally improved its market share.

Sales of **Old Smuggler** posted overall growth of 3.0% at constant exchange rates (this drops to just 0.7% at actual exchange rates due to the fall in value of the Argentine peso).

Ouzo 12 recorded a 7.8% increase in sales at constant exchange rates (8.1% at actual exchange rates), thanks to steady growth in the German market, which is by far the brand's largest market and offsets the decline in sales in Greece.

Sales of **Cynar** were up 14.5% at constant exchange rates (12.6% at actual exchange rates), which is due to the brand's excellent performance in the Brazilian market.
Cynar also increased sales in its other main markets, Italy and Switzerland.

The trend in **X-Rated Fusion Liqueur** sales, which are almost entirely concentrated in the US market, remains highly satisfactory, with growth in the first nine months of 2009 of 6.4% in local currency (17.8% at actual exchange rates).
Initial results following the brand's introduction on new markets (Canada, duty free and Italy) are also very encouraging.

2009 is clearly a year of transition and repositioning for **Cabo Wabo**: at the end of September, the brand posted a 55.5% drop in sales (50.9% at actual exchange rates), well above the decline in consumption, which in the past 12 months has decreased just 5.6%.
Although consumption of the brand is suffering the same general difficulties being experienced by both the on-trade channel and the ultra premium segment, data on sales to American distributors is exacerbating that trend as a result of destocking, partly at the request of distributors and partly in line with Group plans in preparation for the introduction of the new packaging.

Amongst the Group's other brands, the first nine months of 2009 saw sales of Aperol Soda remaining broadly stable (up 0.1%) and sales of Zedda Piras Mirto di Sardegna fall 4.0%.

As regards the main **third-party brands**, the main developments in sales in the first nine months of the year are summarised below:
- sales of Jägermeister on the Italian market were up 4.4%;
- sales of Jack Daniel's, also distributed on the Italian market, were broadly flat at +0.4%;
- Scotch whisky sales fell by 14.0% at constant exchange rates (6.2% at actual exchange rates), with the decline attributable to Cutty Sark in the US;
- sales of C&C group brands went up by 2.8% (13.6% at actual exchange rates);
- sales of Suntory brands decreased by 26.0% (18.9% at actual exchange rates)
- sales of Russian Standard vodka, recorded mainly in Switzerland, Germany and Austria, grew by 19.7%.

Wines

Sales of wines in the first nine months of 2009 totalled € 95.9 million, a fall of 4.0% compared with the same period of 2008.

From the second quarter of the year, sales for this business area include Odessa sparkling wines, which together with the wine brands distributed by Sabia S.A. in Argentina generated external growth of 4.6%.

On a same-structure basis, the results for the wines segment were down 8.6%, hit by the slowdown in orders for **Cinzano vermouth** in Russia, and in eastern Europe in general: sales of this brand fell by 21.9% overall at constant exchange rates (22.2% at actual exchange rates) during the period.

In the first nine months of the year, sales of **Cinzano sparkling wines** suffered a limited downturn of 3.1% at constant exchange rates (2.6% at actual exchange rates); the brand's strong performance in Germany was contrasted by declining sales on the Russian and Italian markets.

However, the heavy concentration of sparkling wine sales in the fourth quarter in these markets could potentially still reverse the trend for the full-year 2009.

The Group's two other sparkling wine brands, whose sales are mostly concentrated in only a few markets, were affected by contrasting trends.

Riccadonna sales grew strongly in the period, with growth of 20.9% at constant exchange rates (20.5% at actual exchange rates), owing to the good results achieved in Australia and New Zealand.

In contrast, for **Mondoro**, whose sales are mainly concentrated in Russia, the huge downturn in orders from distributors, caused by the current liquidity crisis, led to a drop in sales in the first nine months of the year (40.2% at both constant and actual exchange rates).

As for the performance of still wines in the period, sales were down for both **Sella & Mosca** (6.1%) and **Teruzzi & Puthod** (1.1%), while sales of **Cantina Serafino** Piedmont wines continued to grow (25.1%), albeit more modestly.

In general, sales of wines were hit by a sharp drop in export markets compared to the domestic market and, in Italy, by a marked decrease in consumption in the restaurant channel.

Soft drinks

In the first nine months of 2009, soft drinks achieved total sales worth € 80.6 million, down 5.1% on the same period of 2008 as a result of a slight drop in sales of Crodino and a sharp decline in sales of soft drinks and mineral waters.

Following a soft third quarter, sales of **Crodino** were down 2.6% in the first nine months of the year.

The Nielsen data for the Italian market over the past 12 months continues to be very encouraging nevertheless, revealing broadly stable sell-out figures for single-serving aperitifs and an improvement in the Crodino market share.

Sales of other Group soft drink brands fell, partly as a result of poor weather in the important second quarter of the year; in particular, sales of **Lemonsoda**, Oransoda and Pelmosoda were down 4.2% overall, while **Crodo mineral waters** declined more sharply, by 40.2% compared to the first nine months of 2008.

Other sales

In the first nine months of 2009, other sales (which include sales of raw materials and semi-finished goods to third parties and co-packing revenues) fell sharply compared to the same period last year, by 20.8% at constant exchange rates (23.2% at actual exchange rates) to € 9.9 million.

The negative result was largely due to lower sales of malt distillate produced and sold in Scotland by Glen Grant Distillery Company Ltd, and the negative exchange rate effect on these sales caused by the depreciation of sterling against the euro.

SALES PERFORMANCE IN THE THIRD QUARTER OF 2009

Sales in the third quarter of 2009 totalled € 254.7 million, an increase of 16.6% compared with 2008.

This result was boosted by external growth of 14.0%, generated mainly by sales relating to the acquisition of Wild Turkey, which accounted for 11.4% of this figure.

The net effect of exchange rate movements again had a positive impact on sales, but this was lower in the third quarter than in the first nine months of the year (+0.5% versus +1.5%), as the US dollar continued to depreciate against the euro.

On a same-structure basis and at constant exchange rates, organic sales growth was positive in the third quarter of 2009, at 2.1%.

	€ million	% change compared with the third quarter of 2008
- net sales in the third quarter of 2009	254.7	
- net sales in the third quarter of 2008	218.4	
total change	**36.3**	**16.6%**
of which:		
organic growth	4.6	2.1%
external growth	30.6	14.0%
exchange rate effect	1.1	0.5%
total change	**36.3**	**16.6%**

The organic growth performance achieved in the third quarter of 2009 was especially positive given the double-digit figure recorded the previous year: in the third quarter of 2008, immediately prior to the start of the financial crisis at the end of 2008, the Campari Group posted organic sales growth of 11.9% year-on-year.

Organic sales growth	first half	third quarter	1 January - 30 September 2009
change 2009/2008	-3.0%	2.1%	-1.3%
change 2008/2007	3.0%	11.9%	5.8%

Sales by region

Overall sales growth was 16.6%, mainly thanks to the strong contribution of Wild Turkey, whose performance was mainly driven by the Americas and the Rest of the world and duty free segment, in which the newly-acquired brand records a large proportion of its sales.

	third quater 2009		third quarter 2008		% change
	€ million	%	€ million	%	2009/2008
Italy	73.9	29.0%	73.2	33.5%	0.8%
Europe	61.5	24.1%	58.0	26.6%	6.0%
Americas	94.9	37.2%	75.1	34.4%	26.3%
Rest of the world and duty free	24.5	9.6%	12.0	5.5%	104.5%
Total	**254.7**	**100.0%**	**218.4**	**100.0%**	**16.6%**

Stripping out external growth and exchange rate effects, the main contribution to overall organic growth in the third quarter (2.1%) came from the Americas (4.5%), followed - to a lesser extent - by Italy and Europe (see table below).

Breakdown of % change		% change		exchange rate
	total	organic growth	external growth	effect
Italy	0.8%	1.4%	-0.6%	0.0%
Europe	6.0%	0.7%	5.4%	-0.1%
Americas	26.3%	4.5%	20.6%	1.2%
Rest of the world and duty free	104.5%	-0.7%	103.3%	1.9%
Total	**16.6%**	**2.1%**	**14.0%**	**0.5%**

In **Italy** and **Europe** sales trends did not differ significantly from those commented on in the section on sales in the first nine months of the year: Aperol made a major contribution in both areas.

Within Europe, sales were very positive in Germany, but fell sharply in Eastern Europe.

In the third quarter of 2009 there was a positive trend reversal in the **Americas**, with organic growth at 4.5% compared with a marked decline in both the first half of the year (-14.7%) and in the first nine months (-7.4%).

The positive trend was mainly driven by sales growth in the US (+8.4%) and a slower rate of decline in Brazil (-14.6% versus -20.9% for the first six months of the year).

In the **Rest of the world and duty free** segment, organic growth was broadly flat (-0.7%), but most noteworthy was the growth in size of this business and its future prospects following the acquisition of Wild Turkey, which records a large proportion of its sales in Australia and Japan.

Third-quarter sales in this segment were more than twice the figure posted in the same period of last year.

Sales by business area

The breakdown by sector of activity shows that only spirits posted an advance in the third quarter of 2009, both in terms of organic growth and overall sales.

	third quater 2009 € million	%	third quarter 2008 € million	%	% change 2009/2008
Spirits	190.8	74.9%	147.6	67.6%	29.3%
Wines	36.1	14.2%	39.8	18.2%	-9.4%
Soft drinks	23.7	9.3%	26.5	12.1%	-10.2%
Other sales	4.1	1.6%	4.5	2.1%	-8.8%
Total	**254.7**	**100.0%**	**218.4**	**100.0%**	**16.6%**

Breakdown of % change	% change total	organic growth	external growth	exchange rate effec
Spirits	29.3%	9.6%	19.0%	0.7%
Wines	-9.4%	-16.0%	6.6%	0.0%
Soft drinks	-10.2%	-10.2%	0.0%	0.0%
Other sales	-8.8%	-8.4%	0.0%	-0.4%
Total	**16.6%**	**2.1%**	**14.0%**	**0.5%**

Sales of **spirits** grew by 29.3% overall in the third quarter of 2009, thanks to external growth of 19.0%, a positive exchange rate effect of 0.7% and organic growth of 9.6%.

Of the main brands, Aperol and SKYY Vodka recorded excellent performances with double-digit growth rates, while Glen Grant and X-Rated Fusion Liqueur also did well.

Campari, which registered a lacklustre sales performance in Brazil in the third quarter (despite stable consumption), declined by 7.8% overall at constant exchange rates and 8.7% at actual exchange rates, broadly in line with the trend in place in the first half of the year.

In the third quarter of the year **wine** sales were down 9.4%, as a contraction in organic growth of 16.0% cancelled out external growth of 6.6% (the latter was mainly attributable to sales of Odessa sparkling wines in Ukraine); this negative result was chiefly caused by a sharp reduction in orders for Cinzano vermouth in Russia, and to a lesser extent, a generally negative quarter for Cinzano sparkling wines, which only enjoyed a positive sales performance in Germany.

Soft drinks sales were down by 10.2% in the third quarter, partly due to the comparison with the exceptional performance of Crodino in the same period of the previous year, which was not repeated in 2009.

The minor, but complementary **other sales** segment suffered a decline of 8.8% in the quarter, due to lower sales of the malt distillate produced and sold to third parties, and to a much more limited extent, to the fall in value of sterling.

INCOME STATEMENT

Income statement for the first nine months of 2009

In the first nine months of the year, the Group achieved a 20.3% increase in EBIT before one-offs compared with the same period of the previous year.

The consolidation of sales and the contribution margin relating to the acquisition of Wild Turkey had a significant impact on results in the period, which were positive and can be considered satisfactory compared with the first nine months of 2008.

	30 September 2009		30 September 2008		%
	€ million	%	€ million	%	change
Net sales	**696.5**	**100.0**	**649.6**	**100.0**	**7.2**
Cost of goods sold after distribution costs	(299.4)	-43.0	(294.2)	-45.3	1.8
Gross profit after distribution costs	**397.1**	**57.0**	**355.4**	**54.7**	**11.7**
Advertising and promotional costs	(118.4)	-17.0	(117.9)	-18.2	0.4
Contribution margin	**278.8**	**40.0**	**237.5**	**36.6**	**17.4**
Structure costs	(119.3)	-17.1	(104.9)	-16.2	13.7
EBIT before one-offs	**159.4**	**22.9**	**132.6**	**20.4**	**20.3**
One-offs: income and charges	(1.9)	-0.3	1.0	0.2	-
EBIT	**157.5**	**22.6**	**133.5**	**20.6**	**17.9**
Net financial income (charges)	(22.8)	-3.3	(16.1)	-2.5	41.8
Profit (loss) of companies valued at equity	(0.5)	-0.1	0.2	0.0	-
Put option charges	(0.1)	0.0	(0.9)	-0.1	-
Profit before taxes and minority interests	**134.1**	**19.2**	**116.7**	**18.0**	**14.9**
Minorities	(0.3)	0.0	(0.2)	0.0	-
Group profit before tax	**133.7**	**19.2**	**116.5**	**17.9**	**14.8**
Total depreciation and amortisation	(18.4)	-2.6	(14.4)	-2.2	27.4
EBITDA before one-offs	**177.8**	**25.5**	**147.0**	**22.6**	**21.0**
EBITDA	**175.8**	**25.2**	**147.9**	**22.8**	**18.9**

Net sales for the period totalled € 696.5 million, with overall growth of 7.2%; on a same-structure basis and at constant exchange rates, they fell by 1.3%, while external growth and exchange rate movements had positive effects, of 7.0% and 1.5% respectively.

For more details on these effects and on sales by region and business area, please refer to the sales performance section above.

The **cost of goods sold after distribution costs** rose in absolute terms by just 1.8%, and fell as a proportion of sales from 45.3% in the first nine months of 2008 to 43.0%, which was considered an extremely positive result.

The Group made some significant efficiency gains in 2009, by undertaking production previously carried out by third parties and by making savings on the purchase price of certain raw materials.

The overall reduction in these costs as a percentage of sales was also attributable to a more favourable sales mix; compared with the previous year, spirits - which on average offer greater profitability - posted double-digit growth, while sales of wines and soft drinks declined: the integration of Wild Turkey, a high-margin spirits brand, had a positive effect of 0.7 percentage points on the sales mix and cost of goods sold.

Gross profit rose by 11.7% to € 397.1 million as the increase in sales (7.2%) far outstripped that of the cost of goods sold (1.8%); while the gross margin improved by 2.3 percentage points from 54.7% in the first nine months of 2008 to 57.0%.

Advertising and promotional costs represented 17.0% of sales, down from 18.2% in the same period of last year, but rose slightly by 0.4% in absolute terms.

The reduction of this cost item as a percentage of sales in the first nine months of 2009 was attributable to a number of factors:

- an optimisation of investments, partly thanks to lower advertising pressure from competitors;
- a reduction in promotional activity in eastern European countries (notably Russia), where the economic crisis has meant that such spending would have little effect;
- a slight reduction in the cost of buying advertising space in certain markets and media;
- a reduction, versus the previous year, in production costs.

The **contribution margin** for the first nine months of 2009 came to € 278.8 million, an overall advance of 17.4% on the same period of last year, attributable to:

- organic growth of 5.1%;
- external growth of 9.5%;
- a positive exchange rate effect of 2.8%.

Structure costs, which include sales and general and administrative expenses, increased by 13.7% year-on-year in the first nine months of 2009, and rose from 16.2% to 17.1% as a proportion of sales.

The increase was largely attributable to external growth relating to the new subsidiaries in the US, Belgium, Argentina, Mexico and Ukraine, and to a lesser extent, to the net exchange rate effect, which meant that the increase in costs for the US-based companies was higher than the decrease in costs for companies in Brazil.

Stripping out these effects, organic growth in costs was slightly higher than expected, at 6.8%, partly owing to one-off expenses.

EBIT before one-offs was € 159.4 million, an increase of 20.3% compared with the same period of last year.

Excluding the positive effects of external growth (12.5%) and exchange rate effects (4.0%), organic growth in this item was 3.8%.

Given the economic and financial conditions in which it was generated, this result can be considered more than satisfactory.

One-offs: income and charges showed a negative net balance in the period of € 1.9 million, mainly due to extraordinary provisions for staff and other one-off expenses.

Since this item showed a positive net balance of € 1.0 million in the first nine months of 2008, the negative difference between the two periods was € 2.9 million.

EBIT in the first nine months of the year was € 157.5 million, an overall increase of 17.9%, or 1.3% in organic growth terms, stripping out external growth and exchange rate effects.

The EBIT margin improved by two percentage points, from 20.6% in the first nine months of 2008, to 22.6%.

Depreciation and amortisation for the period totalled € 18.4 million, a € 4.0 million increase compared with the first nine months of 2008 (€ 14.4 million), largely due to the consolidation of the newly-acquired companies, all of which are involved in production activities.

As a direct result of the higher depreciation and amortisation charges, EBITDA showed slightly greater growth than EBIT in the two periods under review.

In particular, **EBITDA before one-offs** increased by 21.0% (17.4% at constant exchange rates) to € 177.8 million, while **EBITDA** rose by 18.9% (15.2% at constant exchange rates) to € 175.8 million.

Net financial charges totalled € 22.8 million in the first nine months of 2009, an increase of € 6.7 million versus the same period of 2008.

The substantial increase compared with the previous year was closely related to the rise in the Group's average debt figure, following the acquisitions made over the last 12 months, notably that of Wild Turkey, which was completed at the end of May for € 417.5 million.

One-off financial charges were € 5.0 million in 2009, and related to the structuring of the financing for the Wild Turkey acquisition, while in 2008 a net charge of € 3.3 million was provisioned for write-downs of interest rate hedging derivatives held with Lehman Brothers, which collapsed in September 2008.

The Group's portion of **profits (losses) of companies valued at equity** showed a negative balance of € 0.5 million, compared with a positive balance of € 0.2 million in the same period of last year.

The companies accounted for by the equity method are trading joint ventures distributing products made by the Group and its Netherlands partners in India (from the start of 2009) and Belgium (until 31 March 2009).

The **put option charges** relating to minority interests in Cabo Wabo and Sabia S.A. were € 0.1 million in the first nine months of 2009, compared with € 0.9 million in 2008.

In light of the existence of the put/call options on these minority stakes, the holdings in Cabo Wabo and Sabia S.A. are reported at 100% in the financial statements, which also means that the price of the future acquisition of the minority stakes (20% of Cabo Wabo and 30% of Sabia S.A.) is recognised, while the related liability is included in the net debt position.

As a result, the portion of profit pertaining to minority interests is booked under the item Group put option charges, and shown separately.

Profit before tax and minority interests grew by 14.9% (11.0% at constant exchange rates) compared with the first nine months of 2008, to € 134.1 million.

Minority interests were € 0.3 million (€0.2 million in the first nine months of 2008) and **Group profit before tax** was € 133.7 million, up by 14.8% compared with the same period of the previous year (11.0% at constant exchange rates).

This result, which includes a solid operating profit but also high financial charges relating to the acquisition of Wild Turkey, was particularly positive, as the profit margin increased to 19.2% in the first nine months of 2009 from 17.9% in the same period of last year.

INCOME STATEMENT FOR THE THIRD QUARTER OF 2009

The income statement for the third quarter of 2009 shows strong growth in operating profitability compared with 2008, driven by both the acquisition of Wild Turkey and the organic component of the business.

With reference to Wild Turkey, and in comparison with 2008, it should be noted that in the third quarter of 2009, the Group's income statement reflects the full effect of the acquisition (i.e. three months out of three), while it only had a partial effect on the first nine months of the year (four months out of nine).

	Third quarter 2009		Third quarter 2008		%
	€ million	%	€ million	%	change
Net sales	**254.7**	**100.0**	**218.4**	**100.0**	**16.6**
Cost of goods sold after distribution costs	(106.5)	-41.8	(100.6)	-46.0	5.9
Gross profit after distribution costs	**148.2**	**58.2**	**117.8**	**54.0**	**25.8**
Advertising and promotional costs	(46.4)	-18.2	(42.6)	-19.5	8.9
Contribution margin	**101.9**	**40.0**	**75.2**	**34.5**	**35.4**
Structure costs	(40.8)	-16.0	(33.5)	-15.3	22.0
EBIT before one-offs	**61.0**	**24.0**	**41.8**	**19.1**	**46.1**
One-offs: income and charges	(0.4)	-0.1	(0.7)	-0.3	-
EBIT	**60.7**	**23.8**	**41.1**	**18.8**	**47.7**
Net financial income (charges)	(9.5)	-3.7	(7.9)	-3.6	21.0
Profit (loss) of companies valued at equity	(0.2)	-0.1	0.0	0.0	-
Put option charges	(0.1)	0.0	(0.2)	-0.1	-
Profit before tax	**50.8**	**19.9**	**33.0**	**15.1**	**53.9**
Minority interests	(0.1)	0.0	(0.1)	0.0	-
Group profit before tax	**50.7**	**19.9**	**32.9**	**15.1**	**54.0**
Total depreciation and amortisation	(7.7)	-3.0	(4.8)	-2.2	58.7
EBITDA before one-offs	**68.7**	**27.0**	**46.6**	**21.3**	**47.4**
EBITDA	**68.3**	**26.8**	**45.9**	**21.0**	**48.8**

The 16.6% increase in **sales**, driven by organic growth of 2.1% and positive external growth and exchange rate effects of 14.0% and 0.5% respectively, were commented on in the sales performance section above.

The **contribution margin** for the quarter was € 101.9 million, an advance of 35.4% comprising:

- organic growth of 11.5%;
- external growth of 22.4%;
- a positive exchange rate effect of 1.4%.

Structure costs for the quarter increased significantly compared with the previous year (+22.0%), which was attributable to both the newly-acquired companies (+12.0%) and the strengthening of existing companies, partly in relation to the new brands acquired.

EBIT was € 60.7 million, up 47.7% on the same period of the previous year.

The contribution of external growth, at 31.8%, was particularly significant, while organic growth was solid at 10.4%; exchange rates had a positive effect of 5.5%.

Similarly, EBITDA was up by 48.8% (44.0% at constant exchange rates) versus the third quarter of 2008 at € 68.3 million.

Financial charges for the period were € 9.5 million, up by € 1.6 million compared with the same period of 2008.

The difference between the two quarters under review does not fully reflect the higher charges incurred by the Group in financing its acquisitions, partly because of an extraordinary provision made in September 2008 (for more details see the section above on the income statement for the first nine months of the year).

Group profit before tax in the third quarter of 2009 was € 50.7 million, up 54.0% on the same quarter of the previous year (48.5% at constant exchange rates) and represents a net profit margin of 19.9%, a considerable improvement on the figure of 15.1% recorded in the third quarter of 2008.

FINANCIAL SITUATION

Breakdown of net debt

The Group's consolidated net debt stood at € 647.5 million at 30 September 2009, a marked increase on the figure of € 326.2 million posted at 31 December 2008.

The key event that significantly raised the Group's long-term net debt position during the first nine months of the year was the acquisition of Wild Turkey, which involved an investment of € 417.5 million.

With reference to the most significant items relating to the € 321.3 million increase in net debt between the beginning and end of the period, it is worth noting that:

- the acquisitions required a net cash outlay of € 432.1 million (also taking into account the payment for Odessa), while the dividend paid by the Parent Company was € 31.7 million, making the total disbursement € 463.8 million;
- the net cash flow generated in the first nine months of 2009 enabled the Group to reduce its net debt by € 142.5 million.

The table below shows how the debt structure changed between the beginning and end of the period.

	30 September 2009 € million	31 December 2008 € million
Cash and cash equivalents	150.2	172.6
Payables to banks	(51.2)	(107.5)
Real estate lease payables	(3.6)	(3.4)
Short-term portion of private placement	(5.7)	(8.9)
Other financial receivables and payables	(6.6)	(7.4)
Short-term net cash position	**83.1**	**45.5**
Payables to banks	(193.6)	(0.9)
Real estate lease payables	(9.2)	(10.5)
Private placement and bond	(508.9)	(337.4)
Other financial receivables and payables	3.7	3.7
Medium/long-term net debt	**(708.0)**	**(345.1)**
Debt relating to operating activities	**(624.9)**	**(299.7)**
Payables for the exercise of put option and earn-out payments	(22.6)	(26.6)
Net debt	**(647.5)**	**(326.2)**

At end-September the Group had a **short-term net cash position** of € 83.1 million, an increase of € 37.6 million compared with the figure at 31 December 2008, owing to the combination of a reduction in payables to banks of € 56.3 million and a fall in cash and cash equivalents of € 22.4 million.

Conversely, the Group's **medium/long-term net debt** increased by € 362.9 million over the period; stripping out the positive exchange rate effect, this represents almost the entire amount used to finance the Wild Turkey acquisition.

In particular, the balance sheet at 30 September 2009 shows:

- bank debt of € 193.6 million relating to the term and revolving loan facility made available by a group of leading banks (Bank of America, BNP Paribas, Calyon and Intesa San Paolo) for between two and three years;
- an increase of € 170.7 million in the item private placement and bonds, relating to the private placement with US institutional investors (US private placement) of senior unsecured notes worth US$ 250 million.

In October (see the section on events taking place after the end of the period), the Parent Company completed a € 350 million unrated bond issue on the Euro market, with a maturity of seven years. The intention is to use the proceeds to refinance the term and revolving loan facility.

The Group's net debt position at 30 September 2009 also includes payables relating to:

- the possible exercise of a put option by minority shareholders of Cabo Wabo, LLC, Red Fire Mexico, S. de R.L. de C.V. and Sabia S.A.;
- potential earn-out payments relating to the acquisitions of X-Rated Fusion Liqueur in 2007 and Destiladora San Nicolas, S.A. de C.V. in 2008.

The Group has recorded 100% of the shares in companies in which it has acquired control under assets, while the financial payables corresponding to the put options and to earn-out payments have been recorded under liabilities.

At 30 September 2009, these payables totalled € 22.6 million, down from € 26.6 million at 31 December 2008, owing to exchange rate movements.

Operating working capital

Operating working capital stood at € 286.4 million at 30 September 2009, broadly unchanged compared with 31 December 2008 (+€ 0.8 million), and representing an increase of € 29.5 million versus 30 September 2008.

Note that since the Group's business is highly seasonal, with sales strongly concentrated in the last two months of the year, its level of operating working capital has traditionally been lower at the end of September than at end-December.

	30 September 2009 € million	31 December 2008 € million	change € million	30 September 2008 € million	change € million
Receivables from customers	168.0	272.1	(104.1)	205.9	(37.9)
Inventories	294.1	165.7	128.4	200.2	93.9
Payables to suppliers	(175.7)	(152.1)	(23.6)	(149.2)	(26.5)
Operating working capital	**286.4**	**285.7**	**0.8**	**257.0**	**29.5**
Sales - previous 12 months	988.7	942.3	46.3	962.5	26.2
Working capital as % of sales in the previous 12 months	**29.0%**	**30.3%**		**26.7%**	

At 30 September 2009, operating working capital stood at 29.0% of net sales generated in the previous 12 months, compared with 30.3% at the beginning of the year and 26.7% at 30 September 2008.

In common with all the financial items commented on above, operating working capital was also significantly impacted by the recent acquisitions.

In order to demonstrate the impact of the new acquisitions on operating working capital, the table below shows the initial amounts when CJSC Odessa Plant of Sparkling Wines, MCS S.c.a.r.l. and Rare Breed, LLC (a newly-created company that acquired the assets of the Wild Turkey operation) were first consolidated in the Group's accounts.

In addition, the exchange rate effects that occurred between 31 December 2008 and 30 September 2009 are shown separately, thus showing the "organic" change in operating working capital.

€ million	30 September 2009	31 December 2008	change show on the balance sheet	initial amount on first consolidation	exchage rate differences	organic change
Receivables from customers	168.0	272.1	(104.1)	5.8	5.6	(115.5)
Inventories	294.1	165.7	128.4	82.8	(0.4)	46.0
Payables to suppliers	(175.7)	(152.1)	(23.6)	(11.3)	0.8	(13.1)
Operating working capital	**286.4**	**285.7**	**0.8**	**77.3**	**6.0**	**(82.5)**

In summary, the operating working capital figure of € 286.4 million recorded in the balance sheet at 30 September 2009 reflects increases relating to the consolidation of the new acquisitions and to exchange rate effects of € 77.3 million and € 6.0 million respectively; as a result, the organic component of operating working capital shows a reduction of € 82.5 million compared with 31 December 2008 (instead of an increase of € 0.8 million inferred from a comparison between the balance sheets for the two periods indicated).

With reference to this organic change, the item **receivables from customers** shows the biggest reduction between the two periods, at € 115.5 million.

This reduction , due partly to the positive effect of seasonal factors, was also attributable to:

- the factoring of receivables on a non-recourse basis totalling € 48.2 million at 30 September 2009;
- a radical change in the commercial policy of Campari do Brasil Ltda., aimed at reducing its dependence on large customers and obtaining a greater number of smaller orders.

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

Unrated Eurobond on the Luxembourg market

On 8 October 2009, the Campari Group completed an unrated € 350 million bond issue on the Euro capital markets, with a maturity of seven years.

Banca IMI, BNP Paribas and Calyon acted as joint lead managers and bookrunners for the issue.

On 14 October 2009, the bonds were admitted to listing and trading on the Luxembourg stock market (a regulated market).

The bond pays a fixed annual coupon of 5.38% and the issue price was 99.43% of par, corresponding to a gross yield to maturity of 5.48%.

The offer was targeted at institutional investors only, and in geographical terms, attracted significant interest from European investment professionals.

Most of the bonds were allocated to investors in Italy, the UK, France, Germany and Switzerland.

The bonds were offered and sold outside the US only, to investors not defined as US persons under Regulation S, and were not registered under the 1933 US Securities Act, as amended, or under other relevant laws.

The bonds cannot be offered or sold in the US unless they are registered under appropriate legislation or exempt from such registration.

The bond issue was not cleared by Consob under Italian securities legislation.

Therefore, the bonds were not, and will not be offered, sold or distributed in Italy in a public offering unless the circumstances permit exemption from the obligation of publishing an information prospectus under the applicable laws and regulations and provided that the bonds are offered, sold or distributed in a public offering in accordance with the applicable laws and regulations.

Acquisition of a further 30 % of Sabia S.A.

The purchase of a further 30% of Sabia S.A. was completed on 5 November 2009.

The Group now owns 100% of the Argentine company.

The total value of the transaction was US$ 3.1 million (equivalent to around € 2.1 million at the exchange rate in force on the date of the transaction).

In order to complete the acquisition, the Group exercised its call/put options in accordance with the terms agreed in November 2008 when the Group acquired a majority shareholding in the company.

The transaction was completed in advance of the original deadline of 2012 following an agreement between the parties.

OUTLOOK

The results achieved by the Group in the first nine months of the year can be considered positive both in absolute terms, to which the organic growth in profitability attests, and in relative terms, given that on average its performance outstripped its main markets and competitors.

For the last quarter of the year we do not anticipate the emergence of any significant trend reversals in the general economic environment, and it should be borne in mind that certain important geographical areas, particularly Eastern Europe, are still under severe pressure from the financial crisis.

Consequently, we continue to expect (as set out in the half-year report to 30 June 2009) limited organic growth in the final quarter of the year, partly in view of the favourable comparison with the difficult months of the last quarter of 2008 - though we should sound a note of caution, given the ongoing fragility of the global macroeconomic scenario.

Milan, 10 November 2009

Chairman of the Board of Directors
Luca Garavoglia

I, Paolo Marchesini, the director responsible for preparing the company's accounting statements, hereby declare that, pursuant to paragraph 2, article 154-bis of the Testo Unico della Finanza law, this interim report accurately represents the figures contained in the Group's accounting records.

Paolo Marchesini
Chief Financial Officer

WWW.CAMPARIGROUP.COM

Nine month report for the period ending 30 September 2009



Risultati in generale molto positivi: vendite nette +7,2%,
EBIT prima di oneri e proventi non ricorrenti +20,3%
Crescita organica positiva nel terzo trimestre 2009: +2,1%
Impatto molto positivo di Wild Turkey dopo integrazione avvenuta con successo

DATI PRINCIPALI - PRIMI NOVE MESI 2009

- **Vendite € 696,5 milioni (+7,2%, variazione organica -1,3%)**
- **Margine di contribuzione in aumento a € 278,8 milioni (+17,4%, crescita organica +5,1%, 40,0% delle vendite)**
- **EBITDA prima di oneri e proventi non ricorrenti sale a € 177,8 milioni (+21,0%, crescita organica +4,4%, 25,5% delle vendite)**
- **EBIT prima di oneri e proventi non ricorrenti sale a € 159,4 milioni (+20,3%, crescita organica +3,8%, 22,9% delle vendite)**
- **Utile prima delle imposte in aumento a € 133,7 milioni (+14,8%)**
- **Fenomeno di riduzione delle scorte in forte attenuazione**

Milano, 11 novembre 2009 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato il rendiconto intermedio di gestione al 30 settembre 2009.

I **risultati di Campari nei primi nove mesi 2009** sono stati in generale **positivi**: in particolare, hanno beneficiato di un **ritorno alla crescita organica nel terzo trimestre** e di un **positivo impatto delle acquisizioni**. Per quanto riguarda il *business* esistente, la **tendenza alla riduzione delle scorte** da parte dei distributori si è **sensibilmente attenuata** negli ultimi mesi, pur non essendosi completamente esaurita. Con riferimento alla crescita esterna, l'**impatto più significativo è relativo all'acquisizione di Wild Turkey**, la cui **integrazione è stata completata con successo** alla fine del primo semestre.

Bob Kunze-Concewitz, ***Chief Executive Officer*****: *"Nei primi nove mesi del 2009 abbiamo conseguito risultati molto positivi. Per il futuro, riteniamo che la nostra* performance *organica possa progressivamente svilupparsi in linea con il positivo andamento dei nostri principali* brand*, grazie all'attenuazione del fenomeno del* destocking *in alcuni tra i più importanti mercati. Inoltre, il positivo andamento di Wild Turkey e American Honey conferma le potenzialità di sviluppo del* business *acquisito."***

RISULTATI CONSOLIDATI DEI PRIMI NOVE MESI 2009

Risultati consolidati	1 gennaio - 30 settembre 2009 € milioni	1 gennaio - 30 settembre 2008 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**696,5**	**649,6**	**+7,2%**	**+5,8%**
Margine di contribuzione[(1)]	278,8	237,5	+17,4%	+14,6%
EBITDA prima di oneri e proventi non ricorrenti	**177,8**	147,0	**+21,0%**	**+17,4%**
EBITDA	175,8	**147,9**	+18,9%	+15,2%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**159,4**	132,6	**+20,3%**	**+16,3%**
Risultato operativo = EBIT	157,5	**133,5**	+17,9%	+13,8%
Utile del Gruppo prima delle imposte	**133,7**	**116,5**	**+14,8%**	**+11,0%**

(1) Risultato della gestione corrente prima dei costi di struttura.

Nel primi nove mesi del 2009 le **vendite del Gruppo** sono state pari a **€ 696,5 milioni (+7,2%; -1,3% crescita organica, +1,5% effetto cambi e +7,0% effetto perimetro**, quest'ultimo dovuto alle acquisizioni di Wild Turkey, Destiladora San Nicolas e Sabia, e a due nuovi *brand* in licenza (Licor 43 in Germania e Cointreau in Brasile).

Il **margine lordo** è stato di **€ 397,1 milioni**, in crescita del 11,7%, principalmente grazie al ***mix* favorevole delle vendite** dovuto alla **crescita a doppia cifra del segmento *spirit*.**

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni è stato di **€ 278,8 milioni**, in crescita del 17,4% (+5,1% crescita organica) e pari al 40,0% delle vendite.

L'**EBITDA prima di proventi e oneri non ricorrenti** è stato di **€ 177,8 milioni**, in crescita del 21,0% **(+4,4% crescita organica)** e pari al 25,5% delle vendite.

L'**EBIT prima di oneri e proventi non ricorrenti** è stato di **€ 159,4 milioni**, in crescita del 20,3% **(+3,8% crescita organica)** e pari al 22,9% delle vendite.

L'**EBITDA** è stato di **€ 178,5 milioni**, in crescita del 18,9%.

L'**EBIT** è stato di **€ 157,5 milioni**, in crescita del 17,9%.

L'**utile prima delle imposte** è stato di € 133,7 milioni, in crescita del 14,8%.

Al 30 settembre 2009, grazie alla **forte generazione di cassa** e una **gestione molto prudente del capitale circolante**, l'**indebitamento finanziario netto** è pari a **€ 647,5 milioni** (€ 326,2 milioni al 31 dicembre 2008) dopo il pagamento delle acquisizioni di Wild Turkey per € 417,5 milioni e di Odessa per € 14,5 milioni e accantonamenti per potenziali *put option* ed *earn out* su minoranze per € 22,6 milioni.

VENDITE CONSOLIDATE DEI PRIMI NOVE MESI DEL 2009

Gli ***spirit***, che rappresentano il 73,2% del *business*, hanno registrato una variazione delle vendite del +12,9%, determinata da una **crescita organica del 1,6%**, da un **impatto positivo dei cambi del 2,2%** e da un **effetto perimetro positivo del 9,1%**.

Il *brand* **Campari** ha registrato una **contrazione del 7,0%** a cambi costanti, esclusivamente dovuta a una riduzione delle scorte attuata dai distributori in Brasile. Le vendite di **SKYY sono cresciute del +6,4% a cambi costanti** (+16,9% a cambi effettivi), grazie al buon andamento sul mercato americano, che tuttavia, a causa delle riduzione delle scorte nel canale distributivo nel primo semestre, non riflette pienamente il reale *trend* dei consumi. **Aperol** ha confermato il proprio *trend* di eccellenza (**+38,7% a cambi costanti**) in Italia e all'estero, con particolare riferimento al mercato tedesco. **Campari Soda** ha chiuso il primo semestre in **crescita del 1,7%**. Le vendite dei ***brand* brasiliani** hanno segnato una contrazione **del 15,8% a cambi costanti** (-23,9% a cambi correnti), in miglioramento rispetto al primo semestre, a causa dell'aumento delle accise e della riduzione delle scorte attuata dai distributori. **X-Rated Fusion Liqueur** ha registrato una **buona crescita (+6,4%** a cambi costanti). **GlenGrant** ha segnato una crescita del 1,5% a cambi costanti, grazie al buon risultato conseguito sui principali mercati internazionali.

Gli ***wine***, che rappresentano il 13,8% del fatturato, hanno registrato una **contrazione del 4,0%**, determinata da una **variazione negativa del business organico del 8,6%** e da una variazione positiva del perimetro del 4,6%. L'andamento negativo del segmento è da attribuirsi principalmente ai ***vermouth* Cinzano** (-21,9% a cambi costanti) a causa della forte riduzione delle scorte in Russia. Gli **spumanti Cinzano** hanno evidenziato un rallentamento più contenuto (-3,1% a cambi costanti). **Riccadonna** ha segnato una forte crescita (+20,9% a cambi costanti) grazie a una *performance* molto positiva sul mercato australiano, chiave per il *brand*. **Sella & Mosca** ha risentito del fenomeno di riduzione delle scorte nei principali mercati di esportazione e nel canale tradizionale in Italia (-6,1% a cambi costanti).

I ***soft drink***, che rappresentano il 11,6% del fatturato, hanno registrato una **variazione negativa del 5,1%**, determinata principalmente dalla contrazione della linee soda e delle acque minerali. **Crodino** è risultato in diminuzione del 2,6%.

Relativamente alla **ripartizione geografica**, le vendite dei primi nove mesi del 2009 sul **mercato italiano**, pari al 39,3% delle vendite, hanno registrato una **crescita del 0,8%**, determinata dal positivo contributo della crescita organica (+1,3%), in parte compensata da un effetto perimetro negativo del 0,5%. Le vendite in **Europa,** pari al 22,7% delle vendite consolidate, hanno segnato una **crescita del 6,2%**, determinata da una **crescita del *business* organico del 1,7%**, grazie a una buona performance dei mercati dell'Europa occidentale che ha compensato la forte contrazione nell'Europa dell'Est, e da una variazione di perimetro positiva del 4,6%. Le vendite nell'area **Americhe**, pari al 30,9% del totale, hanno registrato una **variazione negativa organica del 7,4%**, compensata da un effetto cambi positivo del 4,4% e da un effetto perimetro positivo del 12,4%, quest'ultimo dovuto alle acquisizioni di Wild Turkey, Destiladora San Nicolas e Sabia. Nell'area Americhe, il *business* organico del **mercato USA** ha registrato una **contrazione del 6,8%**, a causa del fenomeno di riduzione delle scorte, controbilanciato da un effetto cambi positivo del 10,5% e da un effetto perimetro positivo del 12,3%. In **Brasile,** le vendite hanno registrato **a livello organico** una **variazione negativa del 18,0%,** un effetto perimetro positivo del 1,4% e un effetto cambi negativo del 7,9%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 7,2% del fatturato totale, è **cresciuta** complessivamente del **52,1%**, trainata da una crescita di perimetro del 47,5%, da un effetto cambi del 3,0% e da una **crescita organica del 1,6%**.

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, 2 comma, D. Lgs. 58/1998 (TUF) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

CONFERENCE CALL

Si informa che alle **ore 11.00 (CET) di oggi, mercoledì 11 novembre 2009**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primi nove mesi 2009. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia** **02 8058 811**
- **dall'estero** **+44 203 147 47 96**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo **http://investors.camparigroup.com**.

Una **registrazione della *conference call*** sarà disponibile a partire da giovedì 12 novembre 2009 a giovedì 19 novembre 2009 chiamando i seguenti numeri:

- **dall'Italia** **02 72495**
- **dall'estero** **+44 207 0980 726**

Codice di accesso: **724#**

PER ULTERIORI INFORMAZIONI

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello globale. E' presente in 190 paesi nel mondo con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA e in Europa continentale. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano *brand* di grande notorietà internazionale come Campari, SKYY Vodka e Wild Turkey e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, i *brand* regionali Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 2.000 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana. www.camparigroup.com

- seguono tabelle -

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 settembre 2009		1 gennaio - 30 settembre 2008		Variazione
	€ milioni	%	€ milioni	%	%
Italia	273,4	39,3%	271,3	41,8%	0,8%
Europa	157,9	22,7%	148,7	22,9%	6,2%
Americhe	215,3	30,9%	196,8	30,3%	9,4%
Resto del mondo e *duty free*	49,9	7,2%	32,8	5,1%	52,1%
Totale	**696,5**	**100,0%**	**649,6**	**100,0%**	**7,2%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Italia	0,8%	1,3%	-0,5%	0,0%
Europa	6,2%	1,7%	4,6%	-0,1%
Americhe	9,4%	-7,4%	12,4%	4,4%
Resto del mondo e duty free	52,1%	1,6%	47,5%	3,0%
Totale	**7,2%**	**-1,3%**	**7,0%**	**1,5%**

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 settembre 2009		1 gennaio - 30 settembre 2008		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	510,1	73,2%	452,0	69,6%	12,9%
Wine	95,9	13,8%	99,9	15,4%	-4,0%
Soft drink	80,6	11,6%	84,9	13,1%	-5,1%
Altri ricavi	9,9	1,4%	12,9	2,0%	-23,2%
Totale	**696,5**	**100,0%**	**649,6**	**100,0%**	**7,2%**

Analisi della variazione %	Totale	Crescita organica	Variazione perimetro	Effetto cambio
Spirit	12,9%	1,6%	9,1%	2,2%
Wine	-4,0%	-8,6%	4,6%	0,0%
Soft drink	-5,1%	-5,1%	0,0%	0,0%
Altre vendite	-23,2%	-20,7%	0,0%	-2,5%
Totale	**7,2%**	**-1,3%**	**7,0%**	**1,5%**

GRUPPO CAMPARI

Conto economico consolidato

	1 gennaio - 30 settembre 2009		1 gennaio - 30 settembre 2008		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette[1]	**695,5**	**100,0%**	**649,6**	**100,0%**	**7,2%**
Costo del venduto[2]	(299,4)	-43,0%	(294,2)	-45,3%	1,8%
Margine lordo, dopo i costi di logistica	**397,1**	**57,0%**	**355,4**	**54,7%**	**11,7%**
Pubblicità e promozioni	(118,4)	-17,0%	(117,9)	-18,2%	0,4%
Margine di contribuzione	**278,8**	**40,0%**	**237,5**	**36,6%**	**17,4%**
Costi di struttura[3]	(119,3)	-17,1%	(104,9)	-16,2%	13,7%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**159,4**	**22,9%**	**132,6**	**20,4%**	**20,3%**
Altri proventi (oneri) non ricorrenti	(1,9)	-0,3%	1,0	0,2%	-
Risultato operativo = EBIT	**157,5**	**22,6%**	**133,5**	**20,6%**	**17,9%**
Proventi (oneri) finanziari netti	(22,8)	-3,3%	(16,1)	-2,5%	41,8%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,5)	-0,1%	0,2	0,0%	
Oneri per *put option*	(0,1)	-0,0%	(0,9)	-0,1%	
Utile prima delle imposte e degli interessi di minoranza	**134,1**	**19,2%**	**116,7**	**18,0%**	**-14,9%**
Interessi di minoranza	(0,3)	-0,0%	(0,2)	-0,0%	
Utile del Gruppo prima delle imposte	**133,7**	**19,2%**	**116,5**	**17,9%**	**14,8%**
Totale ammortamenti	(18,4)	-2,6%	(14,4)	-2,2%	27,4%
EBITDA prima di oneri e proventi non ricorrenti	**177,8**	**25,5%**	**147,0**	**22,6%**	**21,0%**
EBITDA	**175,8**	**25,2%**	**147,9**	**22,8%**	**18,9%**

(1) Al netto di sconti e accise.
(2) Include costi dei materiali, costi di produzione e costi di logistica.
(3) Include spese generali e amministrative e costi di vendita.



Strong overall results: net sales +7.2% and EBIT before one-offs +20.3%

Positive organic growth in Q3: +2.1%

Wild Turkey contributes strongly after successful integration

HIGHLIGHTS - FIRST NINE MONTHS 2009

- **Sales grew to € 696.5 million (+7.2%, organic growth -1.3%)**
- **Contribution after A&P rises to € 278.8 million (+17.4%, organic growth +5.1%, 40.0% of sales)**
- **EBITDA before one-offs up to € 177.8 million (+21.0%, organic growth +4.4%, 25.5% of sales)**
- **EBIT before one-offs reaches € 159.4 million (+20.3%, organic growth +3.8%, 22.9% of sales)**
- **Group pre-tax profit grew to € 133.7 million (+14.8%)**
- **Destocking pressure eases significantly**

Milan, November 11, 2009 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the nine months ending 30 September 2009.

Campari results in the first nine months of 2009 were **satisfactory:** the existing business **returned to positive organic growth in the third quarter of 2009** and the **positive impact of acquisitions started to come through**. In the existing business, **destocking pressure, although not completely over, eased significantly**. Regarding external growth, the **main contributor** was **Wild Turkey, after its successful integration** at the end of the first half.

Bob Kunze-Concewitz, Chief Executive Officer: "*In the first nine months of 2009 we achieved strong results. Going forward, we expect our organic performance to develop progressively more in line with the positive consumption trend of our key brands, thanks to a reduction in destocking effects in some key markets. Moreover, the positive momentum of Wild Turkey and American Honey confirms the potential of the acquired business.*".

CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS OF 2009

	1 January - 30 September 2009 (€ million)	1 January - 30 September 2008 (€ million)	Change at actual exchange rates	Change at constant exchange rates
Net sales	**696.5**	**649.6**	**+7.2%**	**+5.8%**
Contribution after A&P[1]	278.8	237.5	+17.4%	+14.6%
EBITDA before one-offs	**177.8**	147.0	**+21.0%**	**+17.4%**
EBITDA	175.8	**147.9**	+18.9%	+15.2%
EBIT before one-offs	**159.4**	132.6	**+20.3%**	**+16.3%**
EBIT	157.5	**133.5**	+17.9%	+13.8%
Group's pre-tax profit	**133.7**	**116.5**	**+14.8%**	**+11.0%**

[1] *EBIT before SG&A.*

In the first nine months of 2009, Group sales totalled **€ 696.5 million** (**+7.2%, -1.3% organic growth, +1.5% exchange rate effect** and **+7.0% perimeter effect,** the latter due to the acquisitions of Wild Turkey, Destiladora San Nicolas, Sabia and two new agency brands, i.e. Licor 43 in Germany and Cointreau in Brazil).

Gross margin increased to **€ 397.1 million**, up 11.7%, mainly thanks to a **favourable sales mix** driven by **double digit spirits growth.**

Contribution after A&P (gross margin after A&P) was up by 17.4% to **€ 278.8 million** (+5.1% organic growth), or 40.0% of sales.

EBITDA before one-offs was up by 21.0% to **€ 177.8 million** (**+4.4% organic growth**), or 25.5% of sales.

EBIT before one-offs rose by 20.3% to **€ 159.4 million** (**+3.8% organic growth**), or 22.9% of sales.

EBITDA was **€ 175.8 million**, an increase of 18.9%.

EBIT was **€ 157.5 million**, an increase of 17.9%.

Group's pre-tax profit was **€ 133.7 million**, an increase of 14.8%.

As of 30 September 2009, thanks to **strong cash generation** and **highly effective working capital management**, **net financial debt** stood at **€ 647.5 million** (€ 326.2 million as of 31 December 2008) after payment of the Wild Turkey acquisition (€ 417.5 million) and the Odessa acquisition (€ 14.5 million) and making provisions for potential put options and earn outs on minority stakes for € 22.6 million.

CONSOLIDATED SALES FOR THE FIRST NINE MONTHS OF 2009

Sales of **spirits** (73.2% of total sales) grew +12.9%, the combined result of **organic growth of 1.6%**, a **positive exchange rate effect of 2.2%** and a **positive perimeter effect of 9.1%.**

Campari brand sales **declined by 7.0%** at constant exchange rates, entirely attributable to destocking in Brazil. **SKYY** sales **grew by 6.4% at constant exchange rates** (+16.9% at actual exchange rates), thanks to positive performance in the US market, although destocking was a drag in the first half of the year. **Aperol confirmed its spectacular growth trend (+38.7% at constant exchange rates)** in Italy and in international markets (particularly Germany). **Campari Soda** finished the first nine months with a positive performance of **1.7%.** The **Brazilian brands' sales** were **impacted by the increase in the excise duties and wholesalers' de-stocking** (decline of 15.8% at constant exchange rates and 23.9% at actual exchange rates), though improving versus the first half. **X-Rated Fusion Liqueur** registered a **good growth** (+6.4% at constant exchange rates). **GlenGrant** grew by 1.5% at constant exchange, driven by a good performance in its key international markets.

Wines, which accounted for 13.8% of total sales, registered a **decrease of 4.0%**, due to the combination of **negative organic performance of 8.6%** and a positive perimeter effect of 4.6%. The segment's **negative performance** was driven **by Cinzano vermouth** (-21.9% at constant exchange rates) due to heavy de-stocking in Russia. **Cinzano sparkling wines declined at a lower rate** (-3.1% at constant exchange rates). **Riccadonna** was strong (+20.9% at constant exchange rates)

thanks to a very good performance in the key Australian market. Among still wines, **Sella & Mosca** registered a decrease of 6.1% at constant exchange rates due to destocking in key export markets and on premise channel in Italy.

Soft drinks (11.6% of total sales) recorded **a negative variation of 5.1**%, attributable to the weak performance of the soda range and mineral waters. **Crodino** declined by 2.6%.

Looking at results **by region** in first nine months of 2009, sales in the **Italian market** (39.3% of total Group sales) recorded an **increase of 0.8%**, thanks to good organic growth (+1.3%), partly offset by a negative perimeter effect of 0.5%. Sales in **Europe** (22.7% of consolidated sales) **increased by 6.2%**, driven by a **positive organic performance of 1.7%**, with positive trading in Western European markets compensating the decline in Eastern Europe, and a positive perimeter effect of 4.6%. The **Americas** (30.9% of total sales) posted a **negative organic change of 7.4%**, partially offset by a positive exchange rate effect (+4.4%) and a positive perimeter effect (+12.4%) due to the acquisitions of Wild Turkey, Destiladora San Nicolas and Sabia. In the Americas, the **US market** registered an organic **decrease of 6.8%**, driven by destocking, offset by a positive exchange rate effect of 10.5% and positive perimeter effect of 12.3%. In **Brazil**, sales registered an **organic decrease of 18.0%**, a positive perimeter effect of 1.4% and a negative exchange rate effect of 7.9%. Sales in the **rest of the world** (including duty free sales), which accounted for 7.2% of total sales, **grew by 52.1%** overall, driven by a positive perimeter effect of 47.5% and an **organic growth of 1.6%** and a positive exchange rate effect of **3.0%**.

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Legislative Decree 58/1998 (Consolidated Law on Financial intermediation) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

CONFERENCE CALL

Please note that at **11.00 am (CET) today, Wednesday, 11 November 2009**, Campari's management will hold a conference call to present the Group's 2009 first nine months results to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 02 8058 811**
- **from abroad: +44 203 147 47 96**

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at http://investors.camparigroup.com.

A **recording of the conference call** will be available from 12 November until 19 November 2009.
To hear it, please call the following number:

- **from Italy: 02 72495**
- **from abroad: +44 207 0980 726**

(access code: **724#**).

FOR FURTHER INFORMATION

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: chiara.garavini@campari.com

Alex Balestra
Tel. : +39 02 6225 364
Email: alex.balestra@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

CitySavvy, Jana Sanchez
Tel.: +44 20 7395 1000
Email: jana@citysavvy.com

ABOUT GRUPPO CAMPARI

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the USA and Continental Europe. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment its internationally renowned brands, such as Campari, SKYY Vodka and Wild Turkey stand out. It also has leading regional brands including Aperol, Cabo Wabo, CampariSoda, Cynar, Glen Grant, Ouzo 12, X-Rated, Zedda Piras and the local Brazilian brands Dreher, Old Eight and Drury's. Its wine segment boasts the global brand Cinzano, as well as important regional brands including Liebfraumilch, Mondoro, Odessa, Riccadonna, Sella & Mosca and Teruzzi & Puthod. The soft drinks segment comprises the non-alcoholic aperitif Crodino and Lemonsoda as well as its respective line extension dominating the Italian market. The Group employs over 2,000 people. The shares of the parent company, Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM), are listed on the Italian Stock Exchange. www.camparigroup.com

- tables to follow -

GRUPPO CAMPARI

Consolidated net revenues by geographic area

	1 January - 30 September 2009		1 January - 30 September 2008		
	€ million	%	€ million	%	% change
Italy	273.4	39.3%	271.3	41.8%	0.8%
Europe	157.9	22.7%	148.7	22.9%	6.2%
Americas	215.3	30.9%	196.8	30.3%	9.4%
Rest of the world and duty free	49.9	7.2%	32.8	5.1%	52.1%
Total	**696.5**	**100.0%**	**649.6**	**100.0%**	**7.2%**

Breakdown of % change	**Total % change**	**Organic growth**	**External growth**	**Exchange rate effect**
Italy	0.8%	1.3%	-0.5%	0.0%
Europe	6.2%	1.7%	4.6%	-0.1%
Americas	9.4%	-7.4%	12.4%	4.4%
Rest of the world and duty free	52.1%	1.6%	47.5%	3.0%
Total	**7.2%**	**-1.3%**	**7.0%**	**1.5%**

Consolidated net revenues by segment

	1 January - 30 September 2009		1 January - 30 September 2008		
	€ million	%	€ million	%	% change
Spirits	510.1	73.2%	452.0	69.6%	12.9%
Wines	95.9	13.8%	99.9	15.4%	-4.0%
Soft drinks	80.6	11.6%	84.9	13.1%	-5.1%
Other revenues	9.9	1.4%	12.9	2.0%	-23.2%
Total	**696.5**	**100.0%**	**649.6**	**100.0%**	**7.2%**

Breakdown of % change	**Total % change**	**Organic growth**	**External growth**	**Exchange rate effect**
Spirits	12.9%	1.6%	9.1%	2.2%
Wines	-4.0%	-8.6%	4.6%	0.0%
Soft drinks	-5.1%	-5.1%	0.0%	0.0%
Other revenues	-23.2%	-20.7%	0.0%	-2.5%
Total	**7.2%**	**-1.3%**	**7.0%**	**1.5%**

GRUPPO CAMPARI

Consolidated income statement

	1 January - 30 September 2009		1 January - 30 September 2008		
	€ million	%	€ million	%	% change
Net sales[1]	**695.5**	**100.0%**	**649.6**	**100.0%**	**7.2%**
Total cost of goods sold[2]	(299.4)	-43.0%	(294.2)	-45.3%	1.8%
Gross margin after distribution costs	**397.1**	**57.0%**	**355.4**	**54.7%**	**11.7%**
Advertising and promotion	(118.4)	-17.0%	(117.9)	-18.2%	0.4%
Contribution after A&P	**278.8**	**40.0%**	**237.5**	**36.6%**	**17.4%**
SG&A[3]	(119.3)	-17.1%	(104.9)	-16.2%	13.7%
EBIT before one-off's	**159.4**	**22.9%**	**132.6**	**20.4%**	**20.3%**
One off's	(1.9)	-0.3%	1.0	0.2%	-
Operating profit = EBIT	**157.5**	**22.6%**	**133.5**	**20.6%**	**17.9%**
Net financial income (expenses)	(22.8)	-3.3%	(16.1)	-2.5%	41.8%
Income from associates	(0.5)	-0.1%	0.2	0.0%	
Put option costs	(0.1)	-0.0%	(0.9)	-0.1%	
Profit before taxes and minority interests	**134.1**	**19.2%**	**116.7**	**18.0%**	**-14.9%**
Minority interests	(0.3)	-0.0%	(0.2)	-0.0%	
Group pre-tax profit	**133.7**	**19.2%**	**116.5**	**17.9%**	**14.8%**
Depreciation and amortisation	(18.4)	-2.6%	(14.4)	-2.2%	27.4%
EBITDA before one-off's	**177.8**	**25.5%**	**147.0**	**22.6%**	**21.0%**
EBITDA	**175.8**	**25.2%**	**147.9**	**22.8%**	**18.9%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production and logistics costs.

(3) Includes selling, general and administrative costs.